Exhibit 21.1

Subsidiaries of the Arena Group Holdings, Inc.

Subsidiary	Place of Incorporation
The Arena Media Brands, LLC	Delaware

TheStreet, Inc.	Delaware

The Arena Platform, Inc.	Delaware

College Spun Media Incorporated	New Jersey

Athlon Holdings, Inc.	Tennessee

Athlon Sports Communications, Inc.	Tennessee